ISSUED ON BEHALF OF RELX PLC

19 April 2018

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Ben van der Veer, a Non-Executive Director of the Company, was appointed as a Non-Executive Director of Koninklijke Vopak N.V. (Royal Vopak) with effect from 18 April 2018. Koninklijke Vopak N.V. (Royal Vopak) is listed on the Euronext Amsterdam Stock Exchange.